Mail Stop 4561

May 31, 2006

Mr. Steven P. Grimes
Principal Financial Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

      Re: Inland Western Retail Real Estate Trust, Inc.
              Form 10-K for the year ended December 31, 2005
              File No. 000-51199

Dear Mr. Grimes:

      We have reviewed your first response letter dated May 8, 2006 and have the following additional comments. As indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2005

Cover Page, page 1

1.   We note your response to prior comment 1 and your indication that your common stock is not currently publicly-traded on a securities exchange. We refer you to page 32 of SEC Release No. 33-8644, *Revisions To Accelerated Filer Definition And Accelerated Deadlines For Filing Periodic Reports*, which indicates that the change made in the release is consistent with the public float condition in the recently adopted Securities Act Rule 405 definition of a "well-know seasoned issuer" and that the determination of public float is premised on the existence of a public trading market for the company's equity securities. Therefore, it appears to us that you do not meet the definition of a "well-known seasoned issuer" because

there is no public trading market for the company's equity securities. Please adjust your indication of filer status, as appropriate, in future filings.

Financial Statements

Organization and Basis of Accounting, page 53

2.   We note your response to prior comment 5. Please help us to further understand some of the nuances to your joint venture investments by confirming or providing additional insight on the following matters:

- Do you consider the economic benefits of both SC ("Shopping Center") Joint Ventures and Additional Joint Ventures to be restricted and, if so, why are the economic benefits of the SC Joint Ventures restricted?
- Are your investments in the joint ventures that own the Cardiff Hall East Apartments and the North Plaza Shopping Center considered investments in SC Joint Ventures?
- Please clarify whether the investments in the Additional Joint Ventures are made by the Shopping Center Joint Ventures or your joint venture partner and clarify for us the principles you follow in determining the inclusion or exclusion of the Additional Joint Ventures in your consolidated financial statements. Based upon your response, it does not appear that you have any direct interest in the Additional Joint Ventures. Additionally, please explain how the Shopping Center Joint Ventures account for any investment in the Additional Joint Ventures.

Marketable Securities, page 61

3.   We note your response to prior comment 10. Please disclose the amount of the net unrealized holding gain or loss on available-for-sale securities for the period that has been included in accumulated other comprehensive income within the notes to your financial statements within future filings. Refer to paragraph 21d. of SFAS 115.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief